UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022.

Commission File Number 001-36582

Altamira Therapeutics Ltd.

(Translation of registrant’s name into English)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Loan Agreement

On September 9, 2022 (the “Effective Date”), Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (“we”, the “Company” or the “Borrower”), entered into a loan agreement (the “Loan Agreement”) with FiveT Investment Management Ltd., Dominik Lysek and Thomas Meyer (the “Lenders”), pursuant to which the Lenders have agreed to loan to the Borrower an aggregate of CHF 600,000.00 (the “Loan”), which Loan bears interest at the rate of 5% per annum and matures as of March 31, 2023 (the “Maturity Date”).

The Borrower may prepay all or part of the Loan after three months after the Effective Date. Subject to certain notice periods, the Lenders shall have the right to accelerate repayment of the Loan upon an event of default under the Loan Agreement, which includes if the Borrower breaches any of its material obligations thereunder. In addition, in the event that the Borrower enters into any Change of Control Transaction (as defined in the Loan Agreement) prior to the Maturity Date, the Loan shall become due in full repayment of the total outstanding principal amount under the Loan and all accrued and unpaid interest thereon in accordance with the Loan Agreement immediately prior to the completion of the Change of Control Transaction.

The Borrower agreed to grant to the Lenders warrants (the “Warrants”) to purchase an aggregate 833,334 common shares with a par value of CHF 0.01 per share (the “Common Shares”). The Warrants will be exercisable immediately at an exercise price of CHF 0.36 per share, may be exercised up to five years from the date of issuance and may be exercised on a cashless basis in certain circumstances specified therein (“Warrant Exercise”).

Pursuant to the Loan Agreement, the Company agreed to file a registration statement on Form F-3 (or other appropriate form) as soon as practicable (and in any event within 21 days of the Effective Date) providing for the resale by the Lenders of the Common Shares that may be issued upon any Warrant Exercise and to use its best efforts to cause such resale registration statement to be declared effective by the Securities and Exchange Commission (the “SEC”) within 45 days following the Effective Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Effective Date).

The Common Shares are being sold by the Company to the Lenders under the Loan Agreement in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing descriptions of the form of Warrant and Loan Agreement are qualified in their entirety by reference to the full texts of the form of Warrant and Loan Agreement, copies of which are attached hereto as Exhibits 4.1 and 99.1, and are incorporated herein in their entirety by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 4.1 and 99.1 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121, 333-249347, 333-261127 and 333-264298) and Form S-8 (Registration Number 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Warrant
99.1	Loan Agreement, dated as of September 9, 2022, by and among Altamira Therapeutics Ltd. and the Lenders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: September 12, 2022

3